NOVONIX

NOVONIX

2025 HALF-YEAR REPORT

For the six months ended June 30, 2025

novonixgroup.com

Corporate Directory

Directors

R Edmonds CPA, BBA (Acct)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

S Burrow AC, BA, DipEd, D.Litt.(Honorary)

N Liveris (MBA)

Admiral R J Natter, US Navy (Ret.)

J Oelwang, BS (Hons)

S Vaidyanathan, MTech (Chem Eng.), MBA

Secretary	S M Yeates CA, B.Bus
Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two, 66 Eagle Street, Brisbane QLD 4000
Principal place of business	1029 West 19th Street; Chattanooga, Tennessee 37408; USA
Share register	MUFG Corporate Markets (AU) Limited Level 21, 10 Eagle Street, Brisbane QLD 4000 www.mpms.mufg.com
Auditor	PricewaterhouseCoopers Level 23, 480 Queen Street, Brisbane QLD 4000 www.pwc.com.au
Solicitors	Allens Linklaters Level 26, 480 Queen Street, Brisbane QLD 4000
Bankers	Commonwealth Bank of Australia
Stock exchange listing	NOVONIX Limited shares are listed on the Australian Securities Exchange ("ASX") and American Depositary Receipts ("ADR’s") are listed on the Nasdaq Stock Market.
Website address	www.novonixgroup.com

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Key Highlights

For the six months ended June 30, 2025

Scale Operations to Deliver Commercial Production

•
Progressed installation and commissioning of equipment at Riverside for the initial 3,000 tonnes per annum (“tpa”) of capacity to support existing supply agreements with Panasonic, Stellantis, and PowerCo
•
Received approval from local government in Chattanooga and Hamilton County, Tennessee, for the Company’s purchase of a 182-acre parcel of land for its planned second mass production plant (“Enterprise South”)
•
Michael O’Kronley appointed Chief Executive Officer, effective May 19, 2025
•
Announced the appointment of Mr. Ronald Edmonds as the new Independent Chair of its Board of Directors, effective July 1, 2025
•
Received a preliminary ruling from the U.S. Department of Commerce (“Commerce”) placing up to 721% countervailing tariffs on imported Chinese graphite
•
Received a preliminary determination from Commerce imposing antidumping (“AD”) tariffs of 93.5% on imported graphite from China (Event Subsequent to June 30, 2025)

Secure Tier 1 Customers

•
Completed installation of substantially all required mass production equipment for our lead customer, Panasonic
•
Supplied advanced samples of synthetic graphite material to 13 different customers and potential customers for their battery, energy storage, and industrial applications
•
Released 2024 Sustainability Report

Maintain Industry-Leading R&D Efforts for Battery Materials

•
Continued to advance the commercialization of our patented all-dry, zero-waste cathode technology, sending first- and second-round samples to several Tier-1 battery manufacturers
•
Patent granted: Method for making low surface area alloy particulate with high silicon content for silicon alloy anode material

Secure Financing to Scale Operations

•
Received US$7.5 million in reimbursements on the MESC grant during the second quarter for a total of US$27.1 million cumulative through June 30, 2025

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•
Completed the share purchase plan portion of 2024 equity raise resulting in total subscription of US$20.1 million
•
Secured an additional investment of US$5.0 million by significant shareholder Phillips 66 Company
•
Announced entry into a funding agreement for up to US$100 million Convertible Debentures with Yorkville Advisors Global, LP (“Yorkville”) (Event Subsequent to June 30, 2025)

Half-Year Results

During the six months ended June 30, 2025, NOVONIX had a loss of $20.1 million compared to a $28.7 million loss in the same period in 2024. Cash and cash equivalents was $24.8 million as of June 30, 2025, compared to $42.6 million as of December 31, 2024. Net assets over the six-month period ended June 30, 2025, increased $6.2 million to $143.8 million, principally due to the continued investment in machinery and equipment at Riverside. Total revenue for Battery Technology Solutions remains relatively constant at $2.8 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, for both hardware and services sales.

NOVONIX Overview

NOVONIX Limited (ASX: NVX) is a leading battery technology company developing and scaling advanced materials and equipment critical to the lithium-ion battery supply chain. With a mission to enable cleaner energy solutions and reduce dependence on foreign supply, NOVONIX is commercializing U.S.-made synthetic graphite, a designated U.S. Critical Mineral, and supporting energy independence through domestic production. The Company’s patented technologies offer more energy-efficient and environmentally responsible alternatives to Chinese-dominated methods, to strengthen national security and drive local impact.

In the first half of 2025, NOVONIX continued the advancement toward commercial-scale production at its Riverside facility in Chattanooga, Tennessee, which is set to become North America’s first large-scale synthetic graphite manufacturing plant. With planned 20,000 tpa capacity fully allocated under long-term offtake agreements with Panasonic Energy, Stellantis, and PowerCo, the Company continued equipment installation and commissioning while supplying anode material samples to 13 customers and potential customers across EV, energy storage, and industrial markets. NOVONIX’s anode materials business remains central to securing U.S. supply chains and creating high-quality domestic manufacturing jobs.

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NOVONIX also continued to advance its Battery Technology Solutions business, including progress toward commercializing its patented all-dry, zero-waste cathode synthesis process. These efforts further enhance the Company’s vertically integrated platform, enabling faster customer qualification, deeper engagement, and IP-driven growth across the global battery ecosystem.

Operational Structure at a Glance

NOVONIX is producing the materials and technologies that make lithium-ion batteries last longer, perform better, and serve the needs of the most demanding industries. Our synergistic operating structure, as depicted below, is integral to the company’s current business development and growth strategy.

NOVONIX Anode Materials

Global battery supply chains are facing heightened pressure from shifting trade policies, export controls, and escalating demand for critical minerals. China’s restrictions on graphite exports have amplified concerns around the security of supply for battery-grade materials. At the same time, recent policy developments and government policy in the United States, are accelerating the push to localize the battery materials ecosystem and reduce reliance on foreign sources.

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The 45X production tax credit directly incentivizes domestic production of batteries and battery components, including synthetic graphite, while requiring material inputs to be free from ties to Prohibited Foreign Entities (PFE). As a 100% domestic manufacturer with no ties to PFEs, NOVONIX qualifies under these provisions without impacting any of its existing credits or offtake arrangements. With binding supply agreements in place with three Tier 1 battery makers and Phillips 66 Company as its largest shareholder, NOVONIX is well positioned to meet growing demand for compliant, high-performance anode materials and to play a leading role in strengthening North America’s energy security.

Our Riverside facility is poised to become the first large-scale synthetic graphite production site in North America, with its 20,000 tpa capacity fully allocated through long-term offtake agreements with Panasonic Energy, Stellantis, and PowerCo. These partnerships, alongside continued facility build-out and customer product qualification, reinforce our role as a leading provider of strategic critical minerals which strengthens the domestic battery materials supply chain.

Figure 1 *Agreements require final product qualification.

In the first two quarters of 2025, the Company supplied advanced samples of synthetic graphite material to 13 different customers and potential customers for their battery, energy storage, and industrial applications. In June 2023, the Company and LG Energy Solution ("LGES") entered into a joint development agreement ("JDA") to develop synthetic graphite anode material, upon successful development of which the parties intended to enter into a purchase agreement. On

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July 1, 2025, the JDA formally expired in accordance with its terms. However, the Company continues to actively work with LGES to jointly develop materials to LGES' specifications.

In the second quarter of 2025, the Company continued to progress equipment installation and commissioning at Riverside. This included installation of graphitization furnaces and finishing systems as well as raw material processing and micronization equipment for our initial production line. We now have a total of four furnaces fully installed at Riverside and completed installation of substantially all required mass production equipment for our lead customer, Panasonic.

U.S. tariffs on Chinese materials, including those announced by Commerce this year, as discussed below, are expected to further support the Company’s competitive position. However, tariffs may also affect the cost and timing of key construction inputs. The full impact of broader macroeconomic conditions is currently difficult to quantify. We will continue to closely monitor key macroeconomic trends, ongoing supply chain issues, and the impacts of tariffs and will provide updated timing expectations for the Company’s key activities as we are able.

Executed Purchase and Sale Agreement for Enterprise South Land

To support growing customer demand, NOVONIX is continuing to advance plans for a second large-scale synthetic graphite facility in Chattanooga, Tennessee. In April, the Company signed a definitive agreement to purchase a 182-acre site in the Enterprise South Industrial Park, following

Figure 2 Proposed NOVONIX Enterprise South rendering located on 182 acres in the Enterprise South Industrial Park in Chattanooga, Tennessee.

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unanimous approvals from the City of Chattanooga, Hamilton County, and the Chattanooga Industrial Development Board.

Upon the satisfaction of certain conditions, the land will be acquired for approximately US$5 million. This new facility is expected to reach an initial production capacity of 31,500 tpa and is anticipated to create 450 to 500 full-time jobs. With this initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tpa, NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

The Company is expected to receive approximately US$54 million in total net tax and other benefits from the City of Chattanooga and Hamilton County over a 15-year period, contingent upon meeting specific conditions outlined in the agreement. The Company does not intend to close on the purchase of the Enterprise South land until such time as the conditions precedent related to the conditionally committed US$754 million loan ($692 million in principal and $62.8 million in capitalized interest) from the Loan Programs Office of the U.S. Department of Energy have been satisfied.

Technology License Agreement with Harper International

In January, NOVONIX entered into an exclusive license agreement with its long-time technology partner, Harper International Corporation (“Harper”), for the rights and use of its continuous, induction-based graphitization furnace technology.

In December 2020, NOVONIX and Harper entered into an exclusive use agreement under which the parties agreed to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

The license agreement expands upon the relationship and provides NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. No later than December 2025, NOVONIX must make an initial payment to gain a license to design and develop graphitization furnace technology for its internal use. NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market. Upon equipment meeting certain performance objectives, and NOVONIX’s payment of additional licensing fees, the license will expand to include NOVONIX’s right to build equipment using the licensed technology, either

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internally or through other permitted sublicensees.

U.S. Department of Commerce Announces Preliminary Determinations

In the second quarter, the U.S Department of Commerce announced its preliminary affirmative determination to impose up to 721% of countervailing duty (“CVD”) tariffs on synthetic and natural graphite anode material from China. In February, the International Trade Commission (“ITC”) announced its preliminary determination asserting that China suppressed the establishment of the graphite industry in the United States (and elsewhere) by exporting artificially cheap graphite which is a key component of lithium-ion batteries.

In July 2025, Commerce announced its intention to impose AD tariffs of 93.5% on anode active material (“AAM”), which includes synthetic and natural graphite imports from China. The effective tariff rate for AAM is now 160%, which includes the previously announced CVD tariffs of 11.5% placed by Commerce in May, President Trump’s blanket 30% tariffs on goods from China, and 25% Section 301 tariffs implemented by USTR last year. This decision underscores the strategic importance of building a domestic supply chain for critical minerals, including synthetic graphite, in North America. It affirms our business strategy as well as the diversification strategy of our customers to source critical battery materials and components locally. NOVONIX, with the most advanced synthetic graphite production facility in North America, will be increasing significantly the United States production of an essential strategic mineral while strengthening American manufacturing, and creating high-quality jobs locally.

The AD investigation determines whether the graphite is being sold at less than fair value (“dumped”), while the CVD investigation previously announced on May 1, 2025, determines whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. The additional AD tariff announced by Commerce in July will now stack onto the previously announced CVD tariffs. The final determinations for both the AD and CVD investigations are expected to be issued around December 5, 2025.

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”), based in Nova Scotia, Canada, is the Company’s hub for research, development, and testing across anode and cathode materials, cell prototyping, and precision battery testing hardware. Founded in 2013 by Dr. Chris Burns and researchers from Dalhousie University, BTS was acquired by NOVONIX in 2017. The Company maintains an exclusive research partnership with Dr. Mark Obrovac, a recognized leader in battery materials

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innovation, under which NOVONIX holds full ownership of resulting intellectual property with no ongoing obligations to Dalhousie University.

BTS plays a core role in the advancement of NOVONIX’s proprietary technologies, including its all-dry, zero-waste cathode synthesis process. The team supports internal development and external customers through a range of services, including cell design, materials prototyping, performance testing, and evaluation protocols. These capabilities are enabled by NOVONIX’s internal battery pilot line and cutting-edge infrastructure, including its proprietary Ultra-High Precision Coulometry (UHPC) systems.

NOVONIX’s UHPC systems are widely used by leading cell makers and OEMs for their unmatched accuracy in measuring battery degradation and performance, with adoption by 80% of the top Chinese cell manufacturers and over 50% of global automotive OEMs. In 2024, NOVONIX partnered with Voltaiq to integrate UHPC systems with advanced analytics and machine learning tools to enhance battery quality control and data insights. Additionally, BTS now offers Gamry Instruments as part of integrated UHPC platforms, expanding the scope of electrochemical testing capabilities for customers seeking deeper insight into materials behavior and device performance.

As the global battery industry faces constraints in infrastructure, expertise, and development timelines, BTS provides a vital resource for manufacturers and developers seeking to accelerate innovation and reduce risk. With a highly specialized team and vertically integrated solutions across anode, cathode, and testing technologies, BTS remains a cornerstone of NOVONIX’s strategy to bring next-generation battery materials to market.

Patent Granted: Method For Making Low Surface Area Alloy Particulate with High Silicon Content for Silicon Alloy Anode Material

During the quarter, the U.S. Patent & Trademark Office granted to BTS a patent for its low surface area silicon alloy materials for possible use as anode active materials in lithium-ion battery applications (US 12,257,632 B2). This patent, developed through our partnership with Dr. Mark Obrovac at Dalhousie University, describes the process to generate battery anode alloy powders of high silicon content, relatively low surface area, and relatively large particle size. These attributes are desirable for stable, energy dense anode electrodes with the possibility of improving battery lifetime without sacrificing performance.

This innovation further demonstrates NOVONIX’s commitment to developing innovative material technologies with the potential of enabling long range EVs for the North American lithium-ion battery sector.

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Cathode Materials

In the first half of 2025, NOVONIX Cathode Materials continued advancing its patented all-dry, zero-waste cathode synthesis technology, which offers a more sustainable way to produce high-performance battery materials.

NOVONIX sent first- and second-round cathode material samples to several Tier-1 battery manufacturers and is progressing discussions with OEMs and industry partners. With a foundational patent secured, the focus remains on scaling and commercialization.

Partnerships with CBMM and ICoNiChem

NOVONIX completed the first year of its joint development work with CBMM, the global leader in niobium products, to enhance nickel-based cathode materials using NOVONIX’s dry-process technology. The project included material testing and full-cell validation, with the goal of improving performance and reducing costs. Success could lead to future integration of CBMM’s products into NOVONIX’s production.

In October 2024, NOVONIX signed a Joint Collaboration Agreement with ICoNiChem to develop nickel-based cathode materials using recycled metals. The two-year, CAD $515,686 project is supported by funding from National Research Council of Canada Industrial Research Assistance Program and Innovate UK. The goal is to further improve the sustainability of NOVONIX’s cathode technology by incorporating recycled feedstocks such as cobalt and nickel compounds. To date, NOVONIX has qualified several raw materials generated by ICoNiChem using its all-dry, zero-waste process to produce mid- and high-nickel grades of NMC powder. This cathode powder is currently being evaluated in full lithium-ion battery cells. Commercial agreements may follow upon successful milestones or project completion.

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Director’s Report

For the Half-Year Ended June 30, 2025

Your directors present their report on NOVONIX Limited (referred to hereafter as the ‘consolidated entity’ or the Company) for the half-year ended June 30, 2025.

Directors

The following persons were directors of NOVONIX Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

•
Ron Edmonds
•
Tony Bellas
•
Sharan Burrows, AC
•
Nick Liveris
•
Admiral Robert Natter, US Navy (Ret.)
•
Jean Oelwang
•
Suresh Vaidyanathan

Principal Activities

During the six-month period, the Company’s principal activities included investing in scalability efforts to increase production capacity of anode materials, entering into customer offtake agreements for anode materials, progressing toward commercialization of its cathode technology, and expanding cell assembly and testing capabilities.

Review Of Operations

The loss for the consolidated entity after providing for income tax amounted to $20,135,547 (2024: $28,710,957).

Information on the operations and financial position of the Company and its business strategies and prospects are set out in the review of operations and activities on pages 3-11 of this interim report.

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

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Subsequent Events Occurring after the Balance Sheet Date

Entered into Funding Agreement for up to US$100 Million of Convertible Debentures

On July 24, 2025, the Company agreed to issue up to US$100,000,000 of unsecured convertible debentures to YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under the terms of a multi-tranche funding agreement (“Funding Agreement”).

Under the Funding Agreement, Yorkville has agreed to provide NOVONIX with funding of up to US$57,000,000, with an additional funding tranche of up to US$38,000,000, able to be drawn down by mutual agreement between the parties, in exchange for the issue of up to US$100,000,000 of unsecured convertible debentures to Yorkville.

In exchange, NOVONIX has agreed to issue to Yorkville debentures that are convertible into fully paid ordinary shares in NOVONIX (“Convertible Debentures”), at a 5% discount price to the aggregate face value of the Convertible Debentures (being US$100,000,000), on the terms set out in the Funding Agreement.

The funding will be provided, and Convertible Debentures issued, progressively over a series of tranches, as follows:

•
Upfront issue and drawdown of 24,500,000 Convertible Debentures to Yorkville (“First Drawdown Convertible Debentures”) for funding of US$23,275,000 pursuant to the Company's available placement capacity.
•
Subject to NOVONIX receiving shareholder approval at an Extraordinary General Meeting (“EGM”) to be held on September 8, 2025, NOVONIX will issue 35,500,000 Convertible Debentures to Yorkville (“Second Drawdown Convertible Debentures”), which will permit NOVONIX to draw down up to an additional US$33,725,000 during the period between the issue of the Second Drawdown Convertible Debentures and 21 January 2026 (being 180 days after issue of the First Drawdown Convertible Debentures) as follows:
─
a second funding at any time during this period, subject to a funding cap at the time of drawdown of US$33,725,000 (including amounts outstanding in respect of the First Drawdown Convertible Debentures); and
─
on January 21, 2026, the balance of the US$57,000,000 in aggregate funding may be drawn down; and US$95,000,000 if all Convertible Debentures are issued and fully drawn. The parties have the option to agree to draw down the full amount of

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the additional tranche, or any lesser amount, or may not agree to draw down under the additional tranche at all.

Subject to NOVONIX receiving shareholder approval at the EGM, NOVONIX will issue an additional tranche of 40,000,000 Convertible Debentures to Yorkville (“Additional Drawdown Convertible Debentures”). Once issued, the parties can agree to draw down an additional tranche of funding, of an amount to be mutually agreed between the parties up to US$38,000,000, bringing total funding up to US$95,000,000 if all Convertible Debentures are issued and fully drawn. The parties have the option to agree to draw down the full amount of the additional tranche, or any lesser amount, or may not agree to draw down under the additional tranche at all.

No other matters or circumstances have arisen since June 30, 2025, that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in future financial years.

Auditor’s Review Report

The attached half-year financial report for the period ended June 30, 2025, contains an independent auditor’s review report which highlights the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. For further information, refer to Note 1 to the financial statements, together with the auditor’s review report.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

Ron Edmonds

Chairman

August 22, 2025

Brisbane

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Auditor’s Independence Declaration

As lead auditor for the review of NOVONIX Limited for the half-year ended 30 June 2025, I declare that to the best of my knowledge and belief, there have been:

a.
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b.
no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of NOVONIX Limited and the entities it controlled during the period.

Michael Crowe	Brisbane
Partner PricewaterhouseCoopers	22 August 2025

PricewaterhouseCoopers, ABN 52 780 433 757 480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001 T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

15

NOVONIX LIMITED

ABN 54 157 690 830

HALF-YEAR FINANCIAL REPORT

FOR THE PERIOD ENDED JUNE 30, 2025

Contents

NOVONIX LIMITED

ABN 54 157 690 830

Half-year financial report

General information

The financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries.

The financial statements are presented in US dollars.

NOVONIX Limited is a Group limited by shares, incorporated and domiciled in Australia.

All press releases, financial reports and other information are available at our website: www.novonixgroup.com.

Registered office	Principal place of business
c/- McCullough Robertson	1029 West 19th Street
Central Plaza Two	Chattanooga, TN 37408, USA
Level 11, 66 Eagle Street
Brisbane QLD 4000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on August 22, 2025.

NOVONIX Limited	17

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Half-Year Ended June 30, 2025

		Consolidated
		2025	2024
	Notes	US$	US$

Revenue	2	2,817,488	2,740,479

Product manufacturing and operating costs		(643,479)	(1,005,515)
Administrative and other expenses		(9,729,900)	(9,522,197)
Depreciation and amortisation expenses		(2,300,730)	(2,271,186)
Research and development costs		(2,024,208)	(2,026,377)
Share based compensation		(1,368,001)	(4,746,702)
Employee benefits expense		(13,195,623)	(13,089,333)
Borrowing costs		(1,827,194)	(1,886,279)
Foreign currency (loss)/gain		1,568,121	541,618
Gain on fair value of derivative financial instruments		4,207,340	421,365
Other income, net	2	2,360,639	2,133,170

Loss before income tax expense		(20,135,547)	(28,710,957)
Income tax (expense)/benefit		-	-

Loss for the year		(20,135,547)	(28,710,957)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations		447,931	(1,820,751)
Total comprehensive loss for the year		(19,687,616)	(30,531,708)

Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	10	(0.03)	(0.06)
Diluted earnings per share	10	(0.03)	(0.06)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited	18

Consolidated Balance Sheet as at June 30, 2025

		Consolidated
		Jun 30, 2025	Dec 31, 2024
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents		24,820,758	42,557,621
Trade and other receivables		18,892,032	8,158,174
Inventory		1,758,997	1,383,904
Prepayments		2,958,343	1,700,788
Escrow reserves	3	2,124,898	1,452,187
		50,555,028	55,252,674
Assets classified as held for sale		2,171,974	2,044,673
Total current assets		52,727,002	57,297,347

Non-current assets
Property, plant and equipment	4	166,999,303	149,310,343
Right-of-use assets		6,022,204	6,356,771
Intangible assets	5	11,975,024	11,975,024
Other assets		1,314,324	1,156,056
Total non-current assets		186,310,855	168,798,194
Total assets		239,037,857	226,095,541

LIABILITIES
Current liabilities
Trade and other payables		18,478,748	8,524,141
Contract liabilities	8	3,466,997	126,056
Lease liabilities		549,757	522,297
Derivative financial instruments	7	1,429,540	5,368,624
Borrowings	6	32,608,786	31,668,810
Current tax liabilities		31,966	31,966
Total current liabilities		56,565,794	46,241,894

Non-current liabilities
Contract liabilities	8	-	3,000,000
Lease liabilities		6,202,266	6,488,119
Borrowings	6	32,442,225	32,775,271
Total non-current liabilities		38,644,491	42,263,390
Total liabilities		95,210,285	88,505,284
Net assets		143,827,572	137,590,257

NOVONIX Limited	19

Consolidated Balance Sheet at June 30, 2025 (Continued)

		Consolidated
		Jun 30, 2025	Dec 31, 2024
	Notes	US$	US$
EQUITY
Contributed equity	9	392,542,712	367,537,075
Reserves		31,090,387	29,723,162
Accumulated losses		(279,805,527)	(259,669,980)
Total equity		143,827,572	137,590,257

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

NOVONIX Limited	20

Consolidated Statement of Changes in Equity

for the Half-Year Ended June 30, 2025

			Reserves
Consolidated Group	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total
	US$	US$	US$	US$	US$	US$

Balance at January 1, 2024	338,425,286	(184,847,839)	42,462,653	(16,626,920)	4,523,095	183,936,275
Loss for the year	-	(28,710,957)	-	-	-	(28,710,957)
Other comprehensive loss	-	-	-	(1,820,751)	-	(1,820,751)
Total comprehensive loss	-	(28,710,957)	-	(1,820,751)	-	(30,531,708)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	940	-	-	-	-	940
Share-based payments	-	-	4,665,608	-	-	4,665,608
Balance at June 30, 2024	338,426,226	(213,558,796)	47,128,261	(18,447,671)	4,523,095	158,071,115

Balance at January 1, 2025	367,537,075	(259,669,980)	45,642,323	(20,442,256)	4,523,095	137,590,257
Loss for the year	-	(20,135,547)	-	-	-	(20,135,547)
Other comprehensive loss	-	-	-	447,931	-	447,931
Total comprehensive loss	-	(20,135,547)	-	447,931	-	(19,687,616)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	25,005,637	-	-	-	-	25,005,637
Share-based payments	-	-	919,294	-	-	919,294
Balance at June 30, 2025	392,542,712	(279,805,527)	46,561,617	(19,994,325)	4,523,095	143,827,572

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited	21

Consolidated Statement of Cash Flows

for the Half-Year Ended June 30, 2025

	Consolidated
	2025	2024
	US$	US$
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)	2,847,091	3,614,719
Payments to suppliers and employees (inclusive of consumption tax)	(25,752,756)	(25,563,631)
Interest received	521,873	920,524
Payment of borrowing costs	(901,130)	(1,902,628)
Government grants received	1,026,482	768,803
Net cash outflow from operating activities	(22,258,440)	(22,162,213)

Cash flows from investing activities
Payments for exploration assets	(14,289)	(12,833)
Payments for escrow funds	(672,711)	(925,221)
Payments for security deposits	(150,000)	-
Government grants received	14,061,046	1,055,431
Payments for property, plant and equipment	(34,048,305)	(9,485,342)
Net cash outflow from investing activities	(20,824,259)	(9,367,965)

Cash flows from financing activities
Proceeds from issue of shares	25,106,048	-
Payment of share issue expenses	(100,410)	(9,777)
Proceeds from exercise of options	-	10,976
Payment of withholding tax – Performance Rights	(399,826)	(95,799)
Principal elements of lease repayments	(258,393)	(160,344)
Repayment of borrowings	(629,672)	(662,420)
Net cash inflow from financing activities	23,717,747	(917,364)
Net increase/(decrease) in cash and cash equivalents	(19,364,952)	(32,447,542)
Effects of foreign currency	1,628,089	866,570
Cash and cash equivalents at the beginning of the year	42,557,621	78,713,885
Cash and cash equivalents at the end of the year	24,820,758	47,132,913

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOVONIX Limited	22

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 1 Basis of preparation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2025 has been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the period ended December 31, 2024 and any public announcements made by the Group during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)
The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (“Company” or “Parent Entity”) and the results of all subsidiaries during the half year ended June 30, 2025. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the “Group.”

b)
Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

The Company incurred a net loss of $20,135,547 (June 30, 2024: $28,710,957) and net operating cash outflows of $22,258,440 (June 30, 2024: $22,162,213) for the half-year ended June 30, 2025. As of June 30, 2025, the Company has a cash balance of $24,820,758 (December 31, 2024: $42,557,621) and net current liabilities of $3,838,792 (net current asset as of December 31, 2024: $11,055,453).

NOVONIX Limited	23

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 1 Basis of preparation (continued)

The net loss and cash outflows incurred during the period principally relate to the Company continuing to build-out the Riverside facility in Chattanooga, Tennessee, with mass production starting in 2026 for our lead customer, Panasonic. This will involve significant capital expenditure to scale operations in line with customer offtake agreements, as well as current and future customer demand. The funding of these expansionary activities will require additional funding beyond the existing cash balance as of June 30, 2025, and forecasted customer inflows, in the twelve months from the date of approval of these financial statements. These conditions give rise to a material uncertainty which may cast significant doubt over the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

The ability of the Company to continue as a going concern is principally dependent upon one or more of the following:

•
the ability of the Company to raise funds as and when necessary, from either customers, governments and/or investors in the form of debt or equity;
•
the successful and profitable growth of the battery materials, battery consulting, and battery technology businesses; and
•
the ability of the Company to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources, including through the issue of:

•
up to $100 million of unsecured convertible debentures to Yorkville in July 2025 (Note 12);
•
$20.1 million equivalent to 53.9 million ordinary shares to eligible shareholders pursuant to a share purchase plan in January 2025;
•
$5 million equivalent to 12.8 million ordinary shares to Phillips 66 in a conditional placement that in January 2025; and
•
$26.6 million equivalent to 74.1 million ordinary shares in a fully underwritten institutional placement in November 2024.

NOVONIX Limited	24

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 1 Basis of preparation (continued)

The Company is continuing to actively engage with strategic partners, customers and investors to source additional funding to support the Company’s growth and fund the planned expansionary activities.

The Company will continue to claim balances against the $100 million grant from the U.S. Department of Energy ("DOE") Office of Manufacturing & Energy Supply Chains ("MESC"). During the half year ended June 30, 2025, the Company submitted $23.1 million in reimbursement requests to the DOE Office of MESC for investments made at its Riverside facility in Chattanooga, Tennessee, received $7.9 million in reimbursement receipts during the six months ended June 30, 2025, and has received $27.1 million in reimbursement receipts from initial award of the Grant through June 30, 2025. The Company has $15.2 million that has been submitted for reimbursement from MESC related to the three months ended June 30, 2025, but has not yet been paid. As of June 30, 2025, the remaining balance to be claimed from MESC is $57.7 million.

In addition, in April 2024, the Company was selected by the Qualifying Advanced Energy Project Allocation Program (the “48C program”) to receive a US$103 million 48C tax credit under the 48C program, to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. No funds have been claimed against the 48C tax credit mainly as the qualifying asset has not been placed in service as of June 30, 2025, and to the date of issuance of the interim financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Company be unable to continue as a going concern.

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, certain classes of property, plant and equipment and derivative financial instruments.

NOVONIX Limited	25

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 1 Basis of preparation (continued)

c)
New and amended standards adopted by the Group

There were no new, revised or amended standards adopted by the Group issued by the International Accounting Standards Board that are mandatory for the current reporting period.

d)
New accounting standards and interpretations not yet adopted by the Group

There were no new, revised or amended accounting standards or interpretations not yet adopted by the Group for the current reporting period that are expected to have a material impact on the Group.

e)
Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements were set out in the Annual Report for the period ended December 31, 2024. Except as noted in Note 5, no changes in critical accounting estimates were made during the six-month period ended June 30, 2025.

NOVONIX Limited	26

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 2 Segment reporting

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODMs”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODMs have identified three operating segments being Battery Materials, Battery Technology, and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development (inclusive of cathode technology). The Graphite Exploration segment involves exploration and evaluation activity, as well as maintenance and potential future development of the Mt Dromedary natural graphite deposit.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the CODMs, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b.
Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

d.
Unallocated items

The following items for revenue, expenses, assets, and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

─
Interest income
─
Corporate administrative and other expenses
─
Income tax expense
─
Corporate share-based payment expenses

NOVONIX Limited	27

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 2 Segment reporting (continued)

─
Corporate marketing and project development expenses
─
Corporate cash and cash equivalents
─
Corporate trade and other payables
─
Corporate trade and other receivables

Half-year ended June 30, 2025	Battery Materials	Battery Technology	Graphite Exploration
	US$	US$	US$
Segment revenue	-	2,817,488	-
Other income	994,518	844,446	-
Total income	994,518	3,661,934	-
Product manufacturing and operating costs (exclusive of depreciation presented separately)	-	(643,479)	-
Administrative and other expenses	(6,014,414)	(612,190)	-
Depreciation and amortisation expenses	(1,861,078)	(439,652)	-
Research and development costs	(1,838,149)	(186,059)	-
Employee benefits expense	(6,735,443)	(4,263,678)	-
Borrowing costs	(720,587)	(191,396)	-
Segment net loss before tax	(16,175,153)	(2,674,520)	-
Aggregated segment net loss before tax	(18,849,673)
Interest income	521,675
Other income	-
Other expenses	1,568,121
Administrative and other expenses	(3,103,296)
Employee benefits expense	(2,196,502)
Share based compensation	(1,368,001)
Borrowing costs	(915,211)
(Loss)/gain on fair value of derivative financial instruments	4,207,340
Net loss before tax	(20,135,547)

NOVONIX Limited	28

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 2 Segment reporting (continued)

Half-year ended June 30, 2024	Battery Materials	Battery Technology	Graphite Exploration
	US$	US$	US$
Segment revenue	-	2,740,479	-
Other income	467,803	734,745	-
Total income	467,803	3,475,224	-
Product manufacturing and operating costs (exclusive of depreciation presented separately)	-	(1,005,515)	-
Administrative and other expenses	(6,319,246)	(765,426)	-
Depreciation and amortisation expenses	(1,774,666)	(496,520)	-
Research and development costs	(1,638,649)	(387,728)	-
Employee benefits expense	(6,787,165)	(4,771,273)	-
Borrowing costs	(714,983)	(265,162)	-
Segment net loss before tax	(16,766,906)	(4,216,400)	-
Aggregated segment net loss before tax	(20,983,306)
Interest income	930,622
Other income	-
Other expenses	541,618
Administrative and other expenses	(2,437,525)
Employee benefits expense	(1,530,895)
Share based compensation	(4,746,702)
Borrowing costs	(906,134)
(Loss)/gain on fair value of derivative financial instruments	421,365
Net loss before tax	(28,710,957)

NOVONIX Limited	29

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 2 Segment reporting (continued)

Segment assets
	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
June 30, 2025	198,496,628	16,345,508	2,177,491	22,018,230	239,037,857
December 31, 2024	169,314,731	15,235,436	2,049,907	39,495,467	226,095,541

Segment liabilities
	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
June 30, 2025	25,774,442	9,008,525	-	60,427,318	95,210,285
December 31, 2024	44,383,959	8,085,044	-	36,036,281	88,505,284

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are conducted in North America.

Note 3 Current assets – Other assets

	Consolidated
	Jun 30, 2025	Dec 31, 2024
	US$	US$

Escrow reserves	2,124,898	1,452,187

The reserves are funds deposited with the Lender for capital expenditure, insurance, and tax as additional collateral for the loan obtained in relation to the purchase of the Riverside facility in Chattanooga, Tennessee. The reserves will be released when the loan conditions are satisfied, which is expected to be within 12 months from the balance sheet date.

NOVONIX Limited	30

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 4 Non-current assets – Property, plant and equipment

	Consolidated
	Jun 30, 2025	Dec 31, 2024
	US$	US$

Machinery and equipment - at cost	27,733,644	27,370,268
Machinery and equipment - accumulated depreciation	(10,035,118)	(8,536,910)
	17,698,526	18,833,358

Leasehold improvements - at cost	1,430,580	1,430,580
Leasehold improvements - accumulated depreciation	(1,245,176)	(1,202,626)
	185,404	227,954

Buildings - at cost	47,716,864	47,322,495
Buildings - accumulated depreciation	(5,930,421)	(5,308,346)
	41,786,443	42,014,149

Land - at cost	2,307,485	2,272,297
Construction work in progress - at cost	105,021,445	85,962,585
Balance	166,999,303	149,310,343

NOVONIX Limited	31

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 4 Non-current assets – Property, plant and equipment (continued)

	Land	Buildings	Leasehold improvements	Machinery and equipment	Construction work in progress	Total
	US$	US$	US$	US$	US$	US$
Half-year ended June 30, 2025
Opening net book amount	2,272,297	42,014,149	227,954	18,833,358	85,962,585	149,310,343
Additions	-	-	-	-	19,124,465	19,124,465
Disposals	-	-	-	-	-	-
Transfers	-	67,511	-	8,728	(76,239)	-
Depreciation charge	-	(575,504)	(42,550)	(1,356,292)	-	(1,974,346)
Exchange differences	35,188	280,287	-	212,732	10,634	538,841
Closing net book amount	2,307,485	41,786,443	185,404	17,698,526	105,021,445	166,999,303

During the half-year ended June 30, 2025, the Group continued to invest to meet its production capacity plans at its Riverside facility through the purchase of additional furnace systems and other production equipment.

Capital Commitments

Total commitments in respect of capital expenditure as of June 30, 2025, are $16,645,756 (December 31, 2024: $52,968,336).

NOVONIX Limited	32

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 5 Non-current assets – Intangible assets

	Consolidated
	Jun 30, 2025	Dec 31, 2024
	US$	US$
Goodwill	11,975,024	11,975,024
	11,975,024	11,975,024

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the consolidated statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

The Company performs its annual impairment testing on June 30 each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	Jun 30, 2025	Dec 31, 2024
	US$	US$
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	11,975,024	11,975,024

For the 2025 annual impairment test, the recoverable amount of the Cash-Generating Unit (“CGU”) was determined using a ‘Fair Value Less Costs to Sell’ (“FVLCS”) approach, based on the current Riverside Project Plan, which assumes commercial offtake will commence in 2026.

The FVLCS calculation involves significant estimates and assumptions, including projected volumes, growth rates, and gross margins, which are used to estimate future cash flows. This valuation is classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs.

The present value of expected cash flows was determined by applying a discount rate that reflects the risks specific to the CGU.

NOVONIX Limited	33

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 5 Non-current assets – Intangible assets (continued)

As of June 30, 2025, the recoverable amount of the NOVONIX Anode Materials CGU (“NAM CGU”) exceeded its carrying amount; therefore, no impairment was recognized.

Cash flow projections used in the valuation are based on financial budgets approved by management and the Board, covering a 10-year period. Management determined this horizon to be appropriate to reflect the Company’s binding customer contracts and the anticipated production ramp-up to full capacity by 2028, at which point operations are expected to normalize.

Key assumptions used in the FVLCS calculation include:

•
Post-tax discount rate: 11.5%
•
Revenue sales prices: USD $10–$12/kg updated from 2024 (USD $7–$10/kg) in connection with the U.S. Department of Commerce's (US DOC) preliminary rulings on countervailing duties and antidumping tariffs related to imported Chinese graphite.
•
Sales volume growth: Consistent with previously disclosed contractual agreements to supply up to 157,000 tonnes of anode material from 2026 to 2034; pricing is adjusted thereafter for inflation and expected market trends. Reflects current and anticipated customer demand, aligning with production equipment commissioning and product availability. No incremental production volume growth is assumed beyond full production capacity of 20,000 tpa.
•
Operating costs: USD $6–$8/kg, based on the current Riverside Project Plan and adjusted for inflation.
•
Terminal growth rate: 2.5%, reflecting long-term expectations for growth and inflation in the market in which the NAM CGU operates.

Management acknowledges that the estimates and assumptions used in these calculations are subject to change but does not believe that reasonably possible changes in any one key assumption would result in the carrying amount of the NAM CGU exceeding its recoverable amount.

Aside from the above noted change in revenue sales price expectations supported by the recent US DOC preliminary rulings, all other key assumptions disclosed above are consistent with the prior year.

NOVONIX Limited	34

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 6 Borrowings

	Jun 30, 2025			Dec 31, 2024
	Current US$	Non- Current US$	Total US$	Current US$	Non- Current US$	Total US$

Secured
Bank loans	1,065,969	31,375,710	32,441,679	1,033,578	31,650,244	32,683,822
Total secured borrowings	1,065,969	31,375,710	32,441,679	1,033,578	31,650,244	32,683,822

Unsecured
Convertible Notes (note 7)	31,253,833	-	31,253,833	30,360,575	-	30,360,575
Other loans	288,984	1,066,515	1,355,499	274,657	1,125,027	1,399,684
Total unsecured borrowings	31,542,817	1,066,515	32,609,332	30,635,232	1,125,027	31,760,259
Total borrowings	32,608,786	32,442,225	65,051,011	31,668,810	32,775,271	64,444,081

NOVONIX Limited	35

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 7 Unsecured convertible loan notes and derivative financial instruments

On June 21, 2023, the Group issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028 for proceeds of US$30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

As the Company does not have the right to defer settlement of the liability, it has appropriately classified its convertible notes and associated derivative financial instruments as current, in accordance with the amendments to IAS 1.

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (current liabilities)	Consolidated
(All in US$)	2025

Balance at December 31, 2024	30,360,575
Interest expense*	893,258
Balance at June 30, 2025	31,253,833

* Interest expense is calculated by applying the effective interest rate of 6.56% to the liability component.

NOVONIX Limited	36

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 7 Unsecured convertible loan notes and derivative financial instruments (continued)

Derivative financial instruments (current liabilities) (All in US$)	Consolidated 2025

Balance at December 31, 2024	5,368,624
Fair value gain	(4,230,253)
Effect of foreign currency movements	291,169
Balance at June 30, 2025	1,429,540

The fair value of the conversion option (derivative financial liability) was determined using the Monte Carlo Simulation methodology. The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognized in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognized at amortized cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Fair Value Hierarchy

The derivative financial liability is classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

NOVONIX Limited	37

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 8 Contract liabilities

	Consolidated
	Jun 30, 2025	Dec 31, 2024
	US$	US$

Current - Contract liabilities	3,466,997	126,056
Non-current – Contract liabilities	-	3,000,000
	3,466,997	3,126,056

During the 2021 financial year, the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee.

The grant becomes fully earned if 90% of the performance target is achieved by March 2026 and is repayable in full if a minimum of 50% of the performance target is not achieved by March 2026. The grant is proportionately repayable between 50% and 90% of the performance target being achieved.

Accordingly, as of June 30, 2025, the full amount of the grant has been deferred and classed as a contract liability and will either be released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026. Income has not been recognized at June 30, 2025, as the Company cannot reliably measure compliance of the conditions attaching to the grant with “reasonable assurance” to determine the grant has become receivable.

NOVONIX Limited	38

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 9 Contributed equity

	Jun 30, 2025 Shares	Dec 31, 2024 Shares	Jun 30, 2025 US$	Dec 31, 2024 US$
a) Share capital
Ordinary shares
Fully paid	636,199,259	567,941,993	392,542,712	367,537,075

b) Ordinary share capital
Date	Details	Note	Number of Shares	US$

Jan 1, 2025	Balance		567,941,993	367,537,075
	Exercise of options	(d)	43,825	19,109
	Exercise of performance rights	(c)	922,047	-
	Exercise of director share rights	(d)	632,890	-
	Share purchase plan shares	(e)	53,887,112	20,086,938
	Placement shares - Philips 66	(f)	12,771,392	5,000,000
	Share issue costs		-	(100,410)
Jun 30, 2025	Balance		636,199,259	392,542,712

c)
Exercise of performance rights

During the half-year ended June 30, 2025, 922,047 ordinary shares were issued on the exercise of vested performance rights. Of these shares, 21,064 were issued to Rashda Buttar, 25,708 were issued to Darcy MacDougald and the balance of shares were issued to employees who are not considered Key Management Personnel.

NOVONIX Limited	39

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 9 Contributed equity (continued)

d)
Exercise of options

During the half-year ended June 30, 2025, 150,000 options were exercised at $0.50 per share using the cashless exercise mechanism results in the issue of 43,825 ordinary shares.

e)
Exercise of director share rights

During the half-year ended June 30, 2025, 632,890 ordinary shares were issued to Directors on the vesting of share rights.

f)
Share purchase plan

During the half-year ended June 30, 2025, 53,887,112 ordinary shares were issued to eligible shareholders under a Share Purchase Plan at $0.60 per share.

g)
Placement to Philips 66 Company

During the half-year ended June 30, 2025, 12,771,392 ordinary shares were issued Philips 66 Company, following shareholder approval, at $0.60 per share.

h)
Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the Group.

The Group monitors capital based on cash flow requirements for operational and capital expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements. The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

NOVONIX Limited	40

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 10 Earnings per share

	2025	2024
	US $	US $
Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of NOVONIX Limited
	(20,135,547)	(28,710,957)

	Shares	Shares

Weighted average number of shares used in calculating basic and diluted net loss per share
	628,041,079	488,886,096

	US $	US $
Basic earnings per share	(0.03)	(0.06)
Diluted earnings per share	(0.03)	(0.06)

NOVONIX Limited	41

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 11 Related party transactions

During the half-year ended June 30, 2025, the Group has not entered into any material transactions with related parties.

Note 12 Events occurring after the balance sheet date

Entered into Funding Agreement for up to US$100 Million of Convertible Debentures

Since the end of the half-year period, the Company has agreed to issue up to US$100,000,000 of unsecured convertible debentures to YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under the terms of a multi-tranche funding agreement (“Funding Agreement”).

Under the Funding Agreement, Yorkville has agreed to provide NOVONIX with funding of up to US$57,000,000, with an additional funding tranche of up to US$38,000,000, able to be drawn down by mutual agreement between the parties, in exchange for the issue of up to US$100,000,000 of unsecured convertible debentures to Yorkville.

In exchange, NOVONIX has agreed to issue to Yorkville debentures that are convertible into fully paid ordinary shares in NOVONIX (“Convertible Debentures”), at a 5% discount price to the aggregate face value of the Convertible Debentures (being US$100,000,000), on the terms set out in the Funding Agreement.

The funding will be provided, and Convertible Debentures issued, progressively over a series of tranches, as follows:

•
Upfront issue and drawdown of 24,500,000 Convertible Debentures to Yorkville (“First Drawdown Convertible Debentures”) for funding of US$23,275,000 pursuant to the Company's available placement capacity.
•
Subject to NOVONIX receiving shareholder approval at an Extraordinary General Meeting (“EGM”) to be held on September 8, 2025, NOVONIX will issue 35,500,000 Convertible Debentures to Yorkville (“Second Drawdown Convertible Debentures”), which will permit NOVONIX to draw down up to an additional US$33,725,000 during the period between the issue of the Second Drawdown Convertible Debentures and 21 January 2026 (being 180 days after issue of the First Drawdown Convertible Debentures) as follows:

NOVONIX Limited	42

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2025

Note 12 Events occurring after the balance sheet date (continued)

•
a second funding at any time during this period, subject to a funding cap at the time of drawdown of US$33,725,000 (including amounts outstanding in respect of the First Drawdown Convertible Debentures); and
•
on January 21, 2026, the balance of the US$57,000,000 in aggregate funding may be drawn down; and US$95,000,000 if all Convertible Debentures are issued and fully drawn. The parties have the option to agree to draw down the full amount of the additional tranche, or any lesser amount, or may not agree to draw down under the additional tranche at all.
•
Subject to NOVONIX receiving shareholder approval at the EGM, NOVONIX will issue an additional tranche of 40,000,000 Convertible Debentures to Yorkville (“Additional Drawdown Convertible Debentures”). Once issued, the parties can agree to draw down an additional tranche of funding, of an amount to be mutually agreed between the parties up to US$38,000,000, bringing total funding up to US$95,000,000 if all Convertible Debentures are issued and fully drawn. The parties have the option to agree to draw down the full amount of the additional tranche, or any lesser amount, or may not agree to draw down under the additional tranche at all. No other matters or circumstances have arisen since June 30, 2025, that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in future financial years.

No other matters or circumstances have arisen since June 30, 2025, that have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

NOVONIX Limited	43

Directors’ Declaration

In the directors' opinion:

•
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 'Interim Financial Reporting', the Corporations Regulations 2001 and other mandatory professional reporting requirements;
•
the attached financial statements and notes give a true and fair view of the Group's financial position as at June 30, 2025 and of its performance for the financial half-year ended on that date; and
•
there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Ronald Edmonds

Chairman

August 22, 2025

Brisbane

NOVONIX Limited	44

Preparation of Interim Financial Statements for Users in Multiple Jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of the Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

NOVONIX Limited	45

Independent auditor's review report to the members of
NOVONIX Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of NOVONIX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 30 June 2025, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of NOVONIX Limited does not comply with the Corporations Act 2001 including:

1.
giving a true and fair view of the Group's financial position as at 30 June 2025 and of its performance for the half-year ended on that date
2.
complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757 480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001 T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

46

Material uncertainty relating to going concern

We draw attention to Note 1 in the half-year financial report, which describes the directors’ assessment of the ability of the Group to continue as a going concern. The events or conditions as stated in Note 1 indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 30 June 2025 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Michael Crowe	Brisbane
Partner	22 August 2025

47

NOVONIX LIMITED

ABN 54 157 690 830

APPENDIX 4D

Half-year ended June 30, 2025

Results for Announcement to the Market

(All in US$)	June 30, 2025	June 30, 2024	Change $	Change %
Revenue and other income from ordinary activities	2,817,488	2,740,479	77,009	3%
Loss before tax	(20,135,547)	(28,710,957)	8,575,410	30%
Loss from ordinary activities after tax	(20,135,547)	(28,710,957)	8,575,410	30%
Net loss for the period attributable to members	(20,135,547)	(28,710,957)	8,575,410	30%
			2025	2024
Basic earnings per share			(0.03)	(0.06)
Diluted earnings per share			(0.03)	(0.06)

Explanation of Results

An explanation of the key financial elements contributing to revenue and the result for the half-year can be found in the review of operations included within the Directors’ Report.

Net Tangible Assets

(All in US$)	June 30, 2025	June 30, 2024
Net tangible asset backing per ordinary share[1]	0.21	0.30

Dividends

There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

NOVONIX Limited	48

Controlled Entities

No control has been gained or lost over entities during the period.

Associated and Joint Ventures

There are no associates or joint ventures.

Interim Review

The interim financial statements have been reviewed by the Group’s independent auditor. The financial statements are not subject to a qualified independent review opinion. The independent audit review opinion includes the following statement:

We draw attention to Note 1 in the half-year financial report, which describes the directors’ assessment of the ability of the Group to continue as a going concern. The events or conditions as stated in Note 1 indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

1 Net tangible assets is calculated as net assets less intangible assets

NOVONIX Limited	49

NOVONIX®

ACN 157 690 830

Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia
novonixgroup.com

1029 West 19th Street
Chattanooga, Tennessee
37408 USA

novonixgroup.com